Exhibit 99.1

PRO FORMA VALUATION REPORT

MUTUAL HOLDING COMPANY

STOCK OFFERING

NORTHEAST COMMUNITY BANK

White Plains, New York

Dated As Of:

March 3, 2006

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

March 3, 2006

Board of Directors

Northeast Community Bank

325 Hamilton Avenue

White Plains, New York 10601

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Reorganization and Stock Issuance

The Board of Directors of Northeast Community Bank (“Northeast Community” or the “Bank”) adopted a plan of reorganization and stock issuance on February 23, 2006, pursuant to which Northeast Community will reorganize into a mutual holding company structure. As part of the plan of reorganization, Northeast Community will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Northeast Community Bancorp, Inc. (“Northeast Community Bancorp” or the “Company”), a federally-chartered mid-tier holding corporation, and Northeast Community Bancorp will issue a majority of its common stock to Northeast Community Bancorp, MHC (the “MHC”), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

March 3, 2006

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank’s capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by Northeast Community Bank to assist in the corporate reorganization and minority stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s, the Company’s and MHC’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Northeast Community’s management; Beard Miller Company LLP, the Bank’s independent auditor; Muldoon Murphy & Aguggia LLP, Northeast Community’s conversion counsel; and Sandler O’Neill & Partners, L.P., which has been retained as the financial and marketing advisor in connection with the Bank’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Northeast Community operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Northeast Community and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Northeast Community Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Northeast Community’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as

Board of Directors

March 3, 2006

well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the markets for thrifts, thrift holding companies and mutual holding companies including mutual holding company offerings.

The Appraisal is based on Northeast Community’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Northeast Community only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 3, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $100,000,000 at the midpoint, equal to 10,000,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $85,000,000 and a maximum value of $115,000,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 shares at the minimum of the valuation range and 11,500,000 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $132,250,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 45.0% ownership interest of the Company. Accordingly, the

Board of Directors

March 3, 2006

offering range to the public of the minority stock will be $38,250,000 at the minimum, $45,000,000 at the midpoint, $51,750,000 at the maximum and $59,512,500 at the supermaximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Northeast Community Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Northeast Community as of December 31, 2005, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Northeast Community, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be

Board of Directors

March 3, 2006

made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted, RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening Chief Executive Officer and Managing Director

/s/ Gregory E. Dunn
Gregory E. Dunn Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS

NORTHEAST COMMUNITY BANK

White Plains, New York

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Plan of Reorganization and Stock Issuance	1.1
Strategic Overview	1.2
Balance Sheet Trends	1.5
Income and Expense Trends	1.9
Interest Rate Risk Management	1.12
Lending Activities and Strategy	1.13
Asset Quality	1.15
Funding Composition and Strategy	1.16
Sale of Land and Development Rights	1.17
Legal Proceedings	1.17

CHAPTER TWO MARKET AREA

Introduction	2.1
Market Area Demographics	2.2
National Economic Factors	2.4
Regional Economy	2.9
Market Area Deposit Characteristics and Trends	2.11
Competition	2.13

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Basis of Comparison	3.2
Northeast Community’s Peer Group	3.3
Financial Condition	3.6
Income and Expense Components	3.9
Loan Composition	3.13
Interest Rate Risk	3.15
Credit Risk	3.15
Summary	3.18

RP® Financial, LC.

TABLE OF CONTENTS

NORTHEAST COMMUNITY BANK

White Plains, New York

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.2
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.5
3. Asset Growth	4.7
4. Primary Market Area	4.7
5. Dividends	4.9
6. Liquidity of the Shares	4.10
7. Marketing of the Issue	4.11
A. The Public Market	4.11
B. The New Issue Market	4.17
C. The Acquisition Market	4.20
8. Management	4.20
9. Effect of Government Regulation and Regulatory Reform	4.21
Summary of Adjustments	4.21
Basis of Valuation – Fully-Converted Pricing Ratios	4.22
Valuation Approaches: Fully-Converted Basis	4.23
1. Price-to-Earnings (“P/E”)	4.26
2. Price-to-Book (“P/B”)	4.28
3. Price-to-Assets (“P/A”)	4.28
Comparison to Recent Offerings	4.30
Valuation Conclusion	4.30

RP® Financial, LC.

LIST OF TABLES

NORTHEAST COMMUNITY BANK White Plains, New York

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.6
1.2	Historical Income Statements	1.10
2.1	Summary Demographic Data	2.3
2.2	Primary Market Area Employment Sectors	2.10
2.3	Unemployment Trends	2.11
2.4	Deposit Summary	2.12
2.5	Market Area Deposit Competitors	2.13
3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition and Related Information	3.14
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	3.16
3.6	Credit Risk Measures and Related Information	3.17
4.1	Market Area Unemployment Rates	4.8
4.2	Recent Conversion Pricing Characteristics	4.18
4.3	Market Pricing of Recent Conversion	4.19
4.4	Calculation of Implied Per Share Data	4.24
4.5	MHC Institutions – Implied Pricing Ratios, Full Conversion Basis	4.27
4.6	Pricing Table: MHC Public Market Pricing	4.29

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Page 1.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Northeast Community Bank (“Northeast Community” or the “Bank”), chartered in 1934 as Fourth Federal Savings Bank, is a federally-chartered savings bank headquartered in White Plains, New York. The name change from Fourth Federal Savings Bank to Northeast Community Bank became effective February 15, 2006. The Bank serves the New York metropolitan area through its main office in White Plains and five branch offices located in the Manhattan, Brooklyn, and Bronx Boroughs. There is no branch office maintained at the Bank’s main office. The main office is located in Westchester County, which is north of New York City. Three of the Bank’s branches are in Manhattan, which is New York County. The Brooklyn Borough is located in Kings County and the Bronx Borough is located in Bronx County. The main office and the five branches are all within the New York MSA. The Bank also maintains a loan production office in Wellesley, Massachusetts, which is a suburb of Boston. A map of the Bank’s branch offices is provided in Exhibit I-1. Northeast Community is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2005, Northeast Community had $238.8 million in assets, $193.3 million in deposits and total equity of $43.1 million equal to 18.1% of total assets. Northeast Community’s audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization and Stock Issuance

On February 23, 2006, the Board of Directors of Northeast Community adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Northeast Community will convert from a federally-chartered mutual savings bank to a federal stock savings bank. Pursuant to the reorganization, Northeast Community will become a wholly-owned subsidiary of Northeast Community Bancorp, Inc. (“Northeast Community Bancorp” or the “Company”), a federally-chartered mid-tier holding corporation, and Northeast Community Bancorp will issue a majority of its common stock to Northeast Community Bancorp, MHC (the “MHC”), a federally-chartered mutual

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holding company, and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank’s outstanding stock. The Company’s initial activities will be ownership of its subsidiary, Northeast Community, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Bank’s newly-formed employee stock ownership plan (“ESOP”). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Northeast Community’s operating strategy is somewhat varied from a traditional thrift operating strategy, particularly with respect to the Bank’s lending activities. In contrast to the traditional thrift operating philosophy of emphasizing the origination of 1-4 family, the Bank does not offer 1-4 family loans and currently holds only a nominal balance of such loans. Comparatively, the Bank’s strategy has been to focus on the origination of loans secured by multi-family, mixed use and commercial real estate properties. Loan originations are generated through a network brokers operating in the New York metropolitan area as well in selected states along the Northeast Corridor. Loans secured by properties in the New York metropolitan area comprise the largest portion of the loan portfolio, with the Bank’s overall lending area extending from Pennsylvania to Maine. The Bank originates only a small percentage of loans that are offered through the broker relationships, reflecting an emphasis on managing credit quality of the portfolio through selectively originating only loans that meet the Bank’s relatively conservative underwriting criteria. Credit risk is also managed by the geographic diversification of the properties securing the loan portfolio. Retail deposits generated through the five branch offices serve as the primary funding source for the Bank’s lending activities.

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Growth of the Bank’s balance sheet is asset driven, in which the Bank’s asset growth is driven through loan growth. Accordingly, the Bank’s investment holdings have generally been limited, primarily consisting of cash and cash equivalents for liquidity purposes. The Bank’s investment holdings reflect a low risk investment philosophy, as the portfolio consists substantially of mortgage-backed securities guaranteed or insured by a federal agency and U.S. Government and agency securities. FHLB stock and a small amount of Fannie Mae stock account for the balance of the Bank’s investment portfolio.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. The Bank’s current deposit composition reflects a slightly larger concentration of transaction and savings account deposits compared to time deposits; although, in recent years, the Bank’s deposit composition has shifted towards a higher concentration of time deposits. Borrowings typically have not been utilized as a funding source, as the Bank has not held any borrowings following repayment of $900,000 of FHLB advances in 2003. To facilitate leveraging of the Bank’s capital followings the stock offering, the Bank may engage in a limited amount of wholesale leveraging in which FHLB advances would be added to fund purchases of mortgage-backed securities.

Northeast Community’s earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank’s operating strategy has provided for a relatively strong net interest margin; although, Northeast Community’s net interest margin has declined from peak levels in recent periods, which can be largely attributable to interest rate spread compression resulting from the flattening yield curve. Operating expenses have also generally been maintained at relatively high levels, which can in part be attributed to higher compensation expenses resulting the staffing and expertise needed for the Bank’s relatively unique lending strategy. The Bank’s funding composition, which consists of a relatively high level of transaction and savings accounts, would also tend to place upward pressure on the operating expense ratio, given that transaction and savings account deposits are more costly to service than time deposits and borrowings. The comparatively higher cost of conducting business in New York City is another factor that contributes to the Bank’s higher level of operating expenses.

The Bank’s lack of any significant diversification of products and services has somewhat limited the earnings contribution realized from sources of non-interest operating income. Non-

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Page 1.4

interest operating income consists substantially of fees and service charges derived from the Bank’s lending activities and transaction accounts. Some growth of non-interest operating income is contemplated as part of the Bank’s business plan, in which growth of business checking account relationships will be pursued through more aggressive marketing to small businesses operating in the Bank’s deposit market area.

The post-offering business plan of the Bank is expected to pursue growth of the balance sheet through current operating strategies. Accordingly, balance sheet growth will continue to be driven by originations of multi-family, mixed use and commercial real estate loans secured by properties located along the Northeast Corridor. At this time, it is not contemplated that the Bank will pursue growth through diversification into other lending areas. Growth of the loan portfolio is expected to be facilitated by opening a second loan production office outside of Philadelphia in 2006 and through developing new broker relationships.

The Bank’s Board of Directors has elected to complete a public stock offering to improve the competitive position of Northeast Community. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Northeast Community. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth. Northeast Community’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs, which may facilitate a reduction in Northeast Community’s funding costs. Additionally, Northeast Community’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional branch offices that would provide for further penetration in the markets currently served by the Bank’s branches or nearby surrounding markets. The Bank will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Bank has no specific plans for expansion other than opening a new loan production office in Pennsylvania.

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Page 1.5

The projected uses of proceeds are highlighted below.

•	MHC. The Bank intends to capitalize the MHC with $500,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Company. The MHC funds will be held in low risk liquid instruments.

•	Northeast Community Bancorp. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the mid-tier holding company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	Northeast Community Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Northeast Community’s operations.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the past five years. From December 31, 2001 through December 31, 2005, Northeast Community’s assets decreased at a 1.3% annual rate. Asset shrinkage resulted from a decline in cash and investments, with such funds being largely redeployed into loan growth. Cash and investments, along with the retention of earnings, funded a slight decline in deposits and the payoff of borrowings during the five year period. A summary of Northeast Community’s key operating ratios for the past five years is presented in Exhibit I-3.

Northeast Community’s loans receivable portfolio increased at a 1.4% annual rate from year end 2001 through year end 2005. The Bank’s loan growth combined with asset shrinkage served to increase the loans-to-assets ratio from 71.9% at year end 2001 to 79.9% at year end 2005. Northeast Community’s emphasis on multi-family lending is reflected in its loan portfolio composition, as 52.4% of total loans outstanding consisted of multi-family mortgage loans at December 31, 2005. Trends in the Bank’s loan portfolio composition over the past five years show that multi-family mortgage loans have been maintained at a fairly stable level of total loans, with such loans ranging from a low of 52.4% of total loans at year end 2005 to a high of 58.9% of total loans at year end 2004. Over the past five years, other types of lending conducted by the Bank have been substantially limited to mixed use and commercial real estate loans. Mixed use loans have become a smaller part of the total portfolio, decreasing from 31.9% of total loans at year end 2001 to 22.9% of total loans at year end 2005, while commercial real estate loans have become a larger part of the total portfolio, increasing from 11.2% of total loans at year end 2001 to 24.1% of total loans at year end 2005. The Bank maintained nominal balances of 1-4 family loans and consumer loans at year end 2005, which are not active lending areas for the Bank. In fact, the Bank currently does not offer 1-4 family loans.

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Table 1.1

Northeast Community Bank

Historical Balance Sheets

(Amount and Percent of Assets)(1)

	At Year End December 31,										Annual Growth Rate
	2001		2002		2003		2004		2005
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$251,464	100.0%	$234,331	100.0%	$231,788	100.0%	$239,520	100.0%	$238,821	100.0%	-1.3%
Cash and cash equivalents	41,865	16.6%	46,017	19.6%	57,824	24.9%	51,004	21.3%	27,389	11.5%	-10.1%
Investment securities	2,113	0.8%	78	0.0%	1,090	0.5%	2,086	0.9%	5,057	2.1%	24.4%
Mortgage-backed securities	16,167	6.4%	9,452	4.0%	9,011	3.9%	9,782	4.1%	7,533	3.2%	-17.4%
Loans receivable, net	180,884	71.9%	168,069	71.7%	154,546	66.7%	167,690	70.0%	190,896	79.9%	1.4%
FHLB stock	1,746	0.7%	1,706	0.7%	1,538	0.7%	1,356	0.6%	357	0.1%	-32.8%
Deposits	214,156	85.2%	193,401	82.5%	190,037	82.0%	193,617	80.8%	193,314	80.9%	-2.5%
Borrowings	900	0.4%	900	0.4%	—	0.0%	—	0.0%	—	0.0%	-100.0%
Total equity	33,772	13.4%	37,192	15.9%	39,589	17.1%	41,146	17.2%	43,120	18.1%	6.3%

Branch Offices	6		5		5		5		5

(1)	Ratios are as a percent of ending assets.

Sources: Northeast Community’s prospectus, audited financial statements and RP Financial calculations.

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The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Northeast Community’s overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five years, the Bank’s level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 16.9% of assets at fiscal year end 2005 to a high of 30.0% of assets at year end 2003. Mortgage-backed securities comprise the most significant component of the Bank’s investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency. The mortgage-backed securities portfolio also includes a small balance of private pass-through securities. Mortgage-backed securities are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with Northeast Community’s investment philosophy. As of December 31, 2005, the mortgage-backed securities portfolio consisted of $379,000 of collateralized mortgage obligations (“CMOs”) and $7.2 million of pass-through securities. As of December 31, 2005, $7.2 million of the mortgage-backed securities portfolio was maintained as held to maturity investments and the remaining balance of $304,000 was maintained as available for sale. The net unrealized gain on the available for sale mortgage-backed securities portfolio equaled $2,000 at December 31, 2005.

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Beyond the Bank’s investment in mortgage-backed securities, investment securities held by the Bank at December 31, 2005 consisted substantially of U.S. Government and agency securities ($5.0 million), with the balance of the portfolio consisting of Fannie Mae stock ($58,000) and FHLB stock ($357,000). U.S. Government and agency securities are maintained as held to maturity investments and the Fannie Mae stock is maintained as an available for sale investment. As of December 31, 2005, the unrealized gain on the Fannie Mae stock equaled $54,000. The Bank also maintained cash and cash equivalents of $27.4 million at December 31, 2005, which equaled 11.5% of assets. Exhibit I-4 provides historical detail of the Bank’s investment portfolio.

Over the past five years, Northeast Community’s funding needs have been substantially met through retail deposits, internal cash flows and retained earnings. From year end 2001 through year end 2005, the Bank’s deposits decreased at an annual rate of 2.5%. Most of the decline in deposits occurred during 2002, as the result of the sale of a branch maintained in Yonkers. Overall, the decline in deposits combined with an increase in the Bank’s capital position provided for a reduction in the ratio of deposits funding assets from 85.2% at year end 2001 to 80.9% at year end 2005. Transaction and savings accounts equaled 50.4% of the Bank’s total deposits at year end 2005, versus a comparable ratio of 56.2% at year end 2003. Time deposits have been the primary source of the Bank’s deposit growth over the past three years, increasing from $83.3 million or 43.8% of total deposits at year end 2003 to $96.0 million or 49.6% of total deposits at December 31, 2005.

The Bank’s use of borrowings has been very limited during the past five years and at year end 2005 the Bank did not maintain any borrowings. For the five year period, the only borrowings held by the Bank consisted of $900,000 of FHLB advances that were on the balance sheet at year end 2001 and 2002 and then repaid during 2003.

Since year end 2001, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 6.3% for the Bank. Equity growth combined with a decline in assets served to increase Northeast Community’s equity-to-assets ratio from 13.4% at year end 2001 to 18.1% at year end 2005. All of the Bank’s capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2005. The addition of stock proceeds will serve

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to strengthen the Bank’s capital position, as well as support growth opportunities. At the same time, as the result of the significant increase that will be realized in the Bank’s pro forma capital position, Northeast Community’s ROE can be expected to decline from current returns.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the past five years. The Bank reported positive earnings over the past five years, ranging from a low of 0.66% of average assets during 2004 to a high of 1.32% of average assets during 2002. For 2005, the Bank reported net income of $2.0 million or 0.83% of average assets. The lower earnings reported in 2004 was mostly attributable to a narrower interest rate spread that led to a decline in net interest income. Higher operating expenses resulting from the opening of the Wellesley loan production office also contributed to the decline in the Bank’s 2004 earnings. Net interest income and operating expenses represent the primary components of the Bank’s earnings, while non-interest operating income has been a fairly stable but somewhat limited contributor to the Bank’s earnings. The Bank’s very favorable credit quality has substantially limited the amount of loan loss provisions established over the past five years. With the exception of the gain recorded on the sale of the Yonkers branch during 2002, non-operating gains and losses have not been a significant factor in the Bank’s earnings over the past five years.

Over the past five years, the Bank’s net interest income to average assets ratio ranged from a high of 4.63% during 2002 and 2003 to a low of 4.00% during 2004. For 2005, the Bank’s net interest income to average assets ratio was 4.08%. The decline in the net interest income ratio experienced during 2004 reflects a narrowing of the Bank’s interest rate spread, which resulted from a steeper decline in the overall yield earned on interest-earning assets relative to the overall rate paid on funding liabilities. Factors that have contributed to the Bank’s interest rate spread compression include the declining interest rate environment that facilitated accelerated repayments in the loan portfolios due to borrowers refinancing into lower rate loans and more recently the adverse impact of a flattening yield curve on a balance sheet that is liability sensitive in the short-term. Overall, the Bank’s interest rate spread declined from 4.62% during 2003 to 3.97% during 2004. The Bank’s interest rate spread stabilized during 2005, reflecting comparable increases in yield and funding costs. Accordingly, the increase in the Bank’s net interest income ratio during 2005 was largely realized through an increase in the ratio of interest-earning assets relative to interest-bearing liabilities. The Bank’s historical interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

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Table 1.2

Northeast Community Bank

Historical Income Statements

(Amount and Percent of Avg. Assets)(1)

	For the Fiscal Year Ended December 31,
	2001		2002		2003		2004		2005
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$17,935	7.25%	$15,812	6.32%	$13,485	5.75%	$11,976	5.06%	$12,919	5.37%
Interest Expense	(7,286)	-2.94%	(4,236)	-1.69%	(2,620)	-1.12%	(2,494)	-1.05%	(3,110)	-1.29%

Net Interest Income	$10,649	4.30%	$11,576	4.63%	$10,865	4.63%	$9,482	4.00%	$9,809	4.08%
Provision for Loan Losses	(191)	-0.08%	(294)	-0.12%	0	0.00%	0	0.00%	0	0.00%

Net Interest Income after Provisions	$10,458	4.23%	$11,282	4.51%	$10,865	4.63%	$9,482	4.00%	$9,809	4.08%

Other operating income	$1,158	0.47%	$1,443	0.58%	$1,574	0.67%	$1,468	0.62%	$1,286	0.53%
Operating Expense	(7,449)	-3.01%	(7,449)	-2.98%	(7,400)	-3.16%	(8,078)	-3.41%	(7,515)	-3.13%

Net Operating Income	$4,167	1.68%	$5,276	2.11%	$5,039	2.15%	$2,872	1.21%	$3,580	1.49%

Non-Operating Income
Net gain(loss) on sale of financial assets	$29	0.01%	$787	0.31%	$(3)	0.00%	$0	0.00%	$0	0.00%
Net gain(loss) on fixed assets	(34)	-0.01%	(39)	-0.02%	(52)	-0.02%	(136)	-0.06%	(19)	-0.01%

Net Non-Operating Income	$(5)	0.00%	$748	0.30%	$(55)	-0.02%	$(136)	-0.06%	$(19)	-0.01%
Net Income Before Tax	$4,162	1.68%	$6,024	2.41%	$4,984	2.13%	$2,736	1.16%	$3,561	1.48%
Income Taxes	(2,150)	-0.87%	(2,723)	-1.09%	(2,592)	-1.11%	(1,173)	-0.50%	(1,571)	-0.65%

Net Income (Loss)	$2,012	0.81%	$3,301	1.32%	$2,392	1.02%	$1,563	0.66%	$1,990	0.83%
Adjusted Earnings
Net Income Before Ext. Items	$2,012	0.81%	$3,301	1.32%	$2,392	1.02%	$1,563	0.66%	$1,990	0.83%
Addback: Non-Operating Losses	34	0.01%	39	0.02%	55	0.02%	136	0.06%	19	0.01%
Deduct: Non-Operating Gains	(29)	-0.01%	(787)	-0.31%	0	0.00%	0	0.00%	0	0.00%
Tax Effect Non-Op. Items(2)	(2)	0.00%	346	0.14%	(24)	-0.01%	(60)	-0.03%	(8)	0.00%

Adjusted Net Income	$2,014	0.81%	$2,899	1.16%	$2,423	1.03%	$1,639	0.69%	$2,001	0.83%

(1)	Ratios are as a percent of average assets.
(2)	Assumes tax rate of 44.0%.

Sources: Northeast Community’s prospectus, audited financial statements and RP Financial calculations.

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Non-interest operating income has been maintained at a fairly stable level over the past five years, ranging from a high of 0.67% of average assets during 2003 to a low of 0.47% of average assets during 2001. For 2005, the Bank recorded non-interest operating income equal to 0.53% of average assets. The decline in the non-interest operating income ratio since 2003 has resulted from lower fees and service charges, with such income accounting for substantially all of the Bank’s non-interest operating income.

Operating expenses represent the other major component of the Bank’s earnings, ranging from a high of 3.41% of average assets during 2004 to a low of 2.98% of average assets during 2002. For 2005, the Bank’s operating expense to average assets ratio equaled 3.13%. Overall, the Bank has maintained a relatively high level of operating expenses, which is reflective of the Bank’s relatively high number employees for its assets size. As of December 31, 2005, the Bank’s ratio of assets per full time equivalent employee equaled $3.4 million, versus a comparable ratio of $5.8 million for all publicly-traded thrifts. The Bank’s lower assets per employee ratio is indicative of the higher staffing needs associated with servicing an interest-earning asset composition that is primarily concentrated in loans, as opposed to investments, and a funding composition that is primarily concentrated in transaction and savings accounts as opposed to time deposits and borrowings. The lack of asset growth in recent years, as well the relatively high cost of conducting business in New York City, have also contributed to the Bank’s relatively high operating expense ratio. Upward pressure will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank’s net interest margin and operating expense ratio since 2001 reflect a slight decline in core earnings, as indicated by the Bank’s expense coverage ratio (net interest income divided by operating expenses). Northeast Community’s expense coverage ratio equaled 1.43 times during 2001, versus a ratio of 1.30 times during 2005. The

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decline in the expense coverage ratio resulted from a decline in the net interest income ratio and an increase in the operating expense ratio. Similarly, Northeast Community’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 63.1% during 2001 was slightly more favorable than the 67.9% efficiency ratio maintained during 2005.

Maintenance of very favorable credit quality measures has served to limit the amount of loss provisions established by the Bank over the past five years. No loan loss provisions were established by the Bank during the past three years, while loan loss provisions established during 2001 and 2002 equaled 0.08% and 0.12% of average assets, respectively. As of December 31, 2005, the Bank maintained valuation allowances of $1.2 million, equal to 0.63% of net loans receivable. The Bank did not maintain any non-performing loans at December 31, 2005. Exhibit I-6 sets forth the Bank’s loan loss allowance activity during the past five years.

Gains and losses realized from the sale of financial assets and fixed assets generally have been a minor factor in the Bank’s earnings, with the largest gains amounting to 0.30% of average assets during 2002. For the other years shown in Table 1.2, the Bank recorded nominal net losses on the sale of assets. The large gain recorded in 2002 was realized from the sale of the Bank’s Yonkers branch, which was the Bank’s only branch location in Westchester County. Losses from the sale of fixed assets were recorded by the Bank throughout the past five years, primarily reflecting the sale and disposal of company cars.

For 2005, the Bank’s effective tax rate equaled 44.12%, which approximated the Bank’s effective statutory rate of 44.0%.

Interest Rate Risk Management

The Bank’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as during periods when the yield curve becomes flatter due to short-term interest rates rising faster than long-term interest rates. As of December 31, 2005, the Net Portfolio Value (“NPV”) analysis provided by the OTS indicated that a 2.0% instantaneous and

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sustained increase in interest rates would result in a 6.71% decline in the Bank’s NPV (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet mainly through emphasizing the origination of adjustable rate loans. As of December 31, 2005, of the Bank’s total loans due after December 31, 2006, ARM loans comprised 99.6% of those loans (see Exhibit I-8). Management of interest rate risk is also pursued through the Bank’s investment strategy, where the Bank has emphasized investment in securities with terms or repricing periods of five years or less. The Bank also generally maintains a relatively high level of liquidity in the form of cash and cash equivalents. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a high concentration of lower cost and less interest rate sensitive transaction and savings accounts and also through offering attractive rates on certain longer term time deposits. Transaction and savings accounts comprised 50.4% of the Bank’s deposits at year end 2005. Management of interest rate risk is also facilitated by the Bank’s high capital position, which has supported maintenance of a favorable IEA/IBL ratio.

The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

In contrast to a traditional thrift lending strategy, which places an emphasis on originating 1-4 family loans, Northeast Community has developed a lending niche in the origination of loans secured by multi-family, mixed use and commercial real estate properties. Other areas of lending for the Bank are minimal and the Bank does not offer 1-4 family loans. Going forward, the Bank’s lending strategy is not expected to vary with respect to the types of loan originated. Growth of the portfolio will be pursued through entering new lending markets along the

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Northeast Corridor and expanding the network of broker relationships that serve as the primary source of loan originations for the Bank. Exhibit I-9 provides historical detail of Northeast Community’s loan portfolio composition over the past five years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of December 31, 2005.

Most of the Bank’s lending activities are conducted in the states of New York, Massachusetts and Connecticut, although the Bank’s lending presence extends into the states of New Jersey, Rhode Island, Pennsylvania, New Hampshire and Maine. The Bank’s current lending activities have emphasized the origination of adjustable rate loans with three or five year repricing periods, which are indexed to the constant maturity U.S. Treasury rate of the same term as the repricing period. Depending on the assessed risk of the property securing the loans, which is based on an internal rating system, maximum loan-to-value ratios range from 65% to 80% and minimum debt-coverage ratios range from 1.25 time to 1.40 times. Loan terms generally provide for up to 25 year amortizations with shorter term balloon provisions. The Bank’s current practice is to retain all loan originations for investment, except, on occasion, the Bank has participated out larger loans due to loans-to-one borrower regulatory limitations. Properties securing the portfolio include apartments, mixed use properties with commercial and residential space, office buildings, strip shop centers, restaurants and gas stations. As of December 31, 2005, the Bank held $100.4 million of multi-family loans equal to 52.4% of total loans outstanding, $43.9 million of mixed use loans equal to 22.9% of total loans outstanding and $46.2 million of commercial real estate loans equal to 24.1% of total loans outstanding.

The remainder of the Bank’s loan portfolio consists of small balances of 1-4 family loans and consumer loans. The 1-4 family loan portfolio consists of seasoned loans which will ultimately pay down to a zero balance, as the Bank has not offered 1-4 family loans for several years. As of December 31, 2005, the Bank held $587,000 of 1-4 family loans equal to 0.3% of total loans. Consumer lending is also substantially an inactive area of lending for the Bank, with the consumer loan portfolio consisting of small balances of loans secured by deposits and personal lines of credit. As of December 31, 2005, the Bank held $351,000 of consumer loans equal to 0.2% of total loans outstanding.

Exhibit I-11 provides a summary of the Bank’s lending activities over the past five years. The Bank’s lending volume peaked in 2005, which was primarily supported by increased

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originations of commercial real estate loans which was partially offset by lower originations of multi-family and mixed use loans. Loan originations in 2005 totaled $58.2 million, versus originations ranging from a low of $34.6 million in 2002 to a high of $53.8 million in 2004. As reflected in the Bank’s loan portfolio composition, multi-family loans accounted for the largest portion of the Bank’s lending volume in each of the past five years. Multi-family loans accounted for 52.3% of total loan originated by the Bank during the past five years, followed by commercial real estate and mixed use loan originations which accounted for 26.3% and 21.4% of total loans originated during the past five years. Over the past five years, originations of multi-family loans and mixed used loans have been comparatively more stable than originations of commercial real estate loans, as originations of commercial real estate loans fluctuated from a low of $4.1 million in 2002 to a high of $23.8 million in 2005. The Bank typically does not sell or purchase any loans, other than an occasional loan origination that is participated out for regulatory purposes. The Bank has sustained positive loan growth since 2003, with the most significant loan growth occurring during 2005. The stronger loan growth in 2005 was supported by increased originations and a slowdown in loan repayments.

Asset Quality

The Bank’s emphasis on credit risk management and generally favorable real estate market conditions have translated into very favorable credit quality measures for the Bank. Loans originated by the Bank constitute only a small percentage of loans reviewed for possible origination by the Bank, as loans selected for origination are qualified under consistently applied internal underwriting criteria. The success of the Bank’s credit risk management strategies is evidenced by the credit quality of the loan portfolio. As shown in Exhibit I-12, the only non-performing loans held by the Bank for the 2001 through 2005 period consisted of $28,000 and $14,000 of accruing loans past due 90 days or more at year ends 2002 and 2001, respectively.

To track the Bank’s asset quality and the adequacy of valuation allowances, Northeast Community has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed on a regular basis by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-

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classified assets. As of December 31, 2005, the Bank maintained valuation allowances of $1.2 million, equal to 0.63% of net loans receivable.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank’s interest-bearing funding composition and at December 31, 2005 deposits were the only interest-bearing funding source held by the Bank. Exhibit I-13 sets forth the Bank’s deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2005. Transaction and savings account deposits constitute the largest portion of the Bank’s deposit base, although recent trends in the Bank’s deposit composition show that the concentration of transaction and savings accounts comprising total deposits has been declining. A decline in core deposits and growth of CDs have both been factors that have contributed to the decline in the level of core deposits comprising total deposits. Transaction and savings account deposits equaled $97.4 million or 50.4% of total deposits at December 31, 2005, versus $106.7 million or 56.2% of total deposits at December 31, 2003. Savings accounts constitute the largest portion of the Bank’s core deposits, with such deposits amounting to $73.1 million or 75.1% of core deposits at December 31, 2005. The decline experienced in the Bank’s core deposit balance since 2003 has been mostly attributable to a decline in savings account deposits.

The balance of the Bank’s deposits consists of CDs, with Northeast Community’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2005, the CD portfolio totaled $96.0 million or 49.6% of total deposits and 61.8% of the CDs were scheduled to mature in one year or less. As of December 31, 2005, CD accounts with balances of $100,000 or more amounted to $21.6 million or 22.5% of total CDs. Northeast Community does not maintain any brokered CDs. Deposit growth in recent years has been sustained by growth of CDs, with the balance of CDs increasing by a total of $12.6 million from year end 2003 to year end 2005.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk, but, in general, the Bank’s use of borrowings has been

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very limited. As shown in Exhibit I-15, the Bank’s most recent of use of borrowings consisted of $900,000 of FHLB advances that were repaid in 2003. Following the stock offering, the Bank may add borrowings to facilitate leveraging of the balance sheet, in which borrowings would be utilized to fund purchases of mortgage-backed securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are required to fund growth, FHLB advances would likely be the primary source of borrowings utilized by the Bank.

Sale of Land and Development Rights

The Bank is currently seeking to sell the land and development rights where it maintains a branch in Manhattan on First Avenue. Pursuant to the contemplated sale and development of the property, the Bank has reached an agreement to purchase the air rights for the property for $6 million. It is expected that the property will be developed as condominiums or apartments and the Bank would retain ownership interest of space in the developed property for a branch. During the development of the property, the Bank would re-locate the branch to a nearby leased facility. The Bank has had an appraisal performed on the land and development rights of the property, which concluded with an appraised value of approximately $31.2 million (including the air rights). Based on the sale of the property at the appraised value, it is estimated by the Bank’s management that the after-tax gain on the sale of the property and land development rights would be approximately $12.5 million. At this time, the Bank has not received any proposals to purchase the property and it is uncertain if and when any proposals will be received.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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II. MARKET AREA

Introduction

Northeast Community serves New York City through five branch offices, which are located in the Manhattan, Brooklyn, and Bronx Boroughs. Three of the five branches are located in Manhattan. The main office is maintained in White Plains, New York, which is located to the north of New York City in Westchester County. The Bank also maintains a loan production office in Wellesley, Massachusetts. Deposits are generated through the five branch offices, while the Bank conducts lending activities throughout the New York metropolitan area as well in selected states located in the Northeast and Mid-Atlantic regions of the U.S. Exhibit II-1 provides information on the Bank’s office facilities.

The New York MSA is the largest money center in the nation. Accordingly, the Bank’s competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and most of which are larger than the Bank in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Bank. The New York MSA has a highly diversified economy, which has participated in the recovery that has been experienced in the national economy during recent years. A strengthening economy combined with low interest rates has provided for a favorable lending environment throughout the New York MSA, in which lenders have realized the benefit of strong loan demand and significant appreciation in real estate values.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area.

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Market Area Demographics

Key demographic and economic indicators in the Bank’s market area include population, number of households and household/per capita income levels. Demographic data for the primary market counties, which consists of New York County for the Manhattan branches, Kings County for the Brooklyn branch, Bronx County for the Bronx branch, and Westchester County for the White Plains main office, as well as comparative data for New York and the U.S. is provided in Table 2.1. The market area includes a population base with a broad cross section of wealth, employment and ethnicity. Northeast Community operates in markets that generally have experienced relatively slow demographic growth, a characteristic typical of mature urban markets located throughout the Northeast Corridor. Population and household growth rates for all four of the primary market area counties have been and are projected to remain below the comparable U.S. measures, while, except for Kings County, the primary market area counties matched or exceeded the comparable historical and projected growth rates for the state of New York.

New York County is a relatively affluent market, reflecting the influence of Wall Street along with the presence of a broad spectrum of Fortune 500 companies. Comparatively, Kings County and Bronx County are home to a broad socioeconomic spectrum, with a significant portion of their respective populations employed in relatively low wage blue collar jobs. Westchester County is also an affluent market, serving as a desired suburban location for commuting into New York City as well as reflecting growth of higher paying jobs in the county, particularly in White Plains. Over the next five years, New York County and Westchester County are projected to sustain growth in household income that exceeds the comparable New York and U.S. growth rates. The more affluent nature of New York County and Westchester County is further implied by household income distribution measures, which shows that, in comparison to Bronx County and Kings County, New York and Westchester Counties maintain a lower percentage of households with incomes of less than $25,000 and a much higher percentage of households with incomes in the upper income brackets.

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Table 2.1

Northeast Community Bank

Summary Demographic Data

	Year			Growth Rate	Growth Rate
	2000	2005	2010	2000-05	2005-2010
Population(000)
United States	281,422	298,728	317,431	1.2%	1.2%
New York	18,976	19,412	19,872	0.5%	0.5%
Bronx County	1,333	1,368	1,400	0.5%	0.5%
Kings County	2,465	2,493	2,509	0.2%	0.1%
New York County	1,537	1,595	1,673	0.7%	1.0%
Westchester County	923	947	968	0.5%	0.5%

Households(000)
United States	105,480	112,449	119,777	1.3%	1.3%
New York	7,057	7,245	7,440	0.5%	0.5%
Bronx County	463	476	487	0.5%	0.5%
Kings County	881	889	894	0.2%	0.1%
New York County	739	762	799	0.6%	0.9%
Westchester County	337	346	354	0.5%	0.5%

Median Household Income($)
United States	$42,164	$49,747	$58,384	3.4%	3.3%
New York	43,582	51,187	60,431	3.3%	3.4%
Bronx County	27,778	32,335	36,672	3.1%	2.5%
Kings County	32,391	38,080	44,558	3.3%	3.2%
New York County	47,266	60,628	79,549	5.1%	5.6%
Westchester County	63,637	79,214	100,434	4.5%	4.9%

Per Capita Income($)
United States	$21,586	$26,228	$32,206	4.0%	4.2%
New York	23,389	28,677	35,403	4.2%	4.3%
Bronx County	13,959	16,582	19,526	3.5%	3.3%
Kings County	16,775	20,164	24,373	3.7%	3.9%
New York County	42,922	56,426	76,439	5.6%	6.3%
Westchester County	36,726	47,112	61,003	5.1%	5.3%

	Less Than	$25,000 to	$50,000 to	$100,000 to	Over
2005 HH Income Dist.(%)	$25,000	50,000	$100,000	$150,000	$150,000

United States	23.8%	26.4%	31.2%	11.5%	7.0%
New York	25.1%	23.8%	29.5%	12.4%	9.2%
Bronx County	41.0%	26.4%	22.9%	6.6%	3.1%
Kings County	35.9%	24.8%	25.2%	8.9%	5.2%
New York County	24.7%	18.7%	24.1%	12.8%	19.7%
Westchester County	15.7%	16.9%	27.3%	17.5%	22.7%

Sources: SNL Financial, LC. and ESRI Business Information Solutions

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National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past year, economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector continued to expand in January 2005 and retail sales continued to be a healthy contributor to the economy in January. While the January 2005 unemployment rate declined to 5.2%, its lowest rate since 2001, its was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in December, the index of leading economic indicators slipped 0.3% in January. Retail sales were better-than-expected in February and job growth jumped in February, although the national unemployment rate rose in February to 5.4%. February economic data also showed a rise in durable-goods orders and a surge in new home sales, providing further indications that the economy’s steady growth was continuing. However, despite a decline in the March U.S. unemployment rate to 5.2%, job growth was sluggish in March with the 110,000 jobs added in March marking the smallest gain since July 2004. While new home sales were unexpectedly strong in March, the economy showed signs of slowing down at the end of the first quarter as indicated by slowing job growth, a drop in consumer confidence and disappointing retail sales.

A sharp drop in initial jobless claims and a report showing a pick-up in manufacturing activity in the mid-Atlantic region suggested that the economy gained momentum at the start of the second quarter of 2005. Job growth was stronger than expected in April, with the April national unemployment rate holding steady at 5.2%. Record new and existing home sales in April, as well as strong increases in April retail sales and durable goods orders, provided further evidence that the economy had recovered from the slowdown in March. Job growth slowed dramatically in May after surging in April, but the May unemployment rate dipped to 5.1%. Weak auto sales led to a drop in retail sales during May, while manufacturing activity rebounded in May. Sales of new and existing homes remained strong during May, as low interest rates continued to drive the housing market. Orders for durable goods were up strongly in May, as the result of a big jump in demand for commercial aircraft. However, excluding the transportation sector, orders for durable goods declined slightly in May. Economic data at the end of the second quarter showed signs that the expansion was on firm footing, as indicated by a pick-up in

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manufacturing activity in June, consumer confidence hitting a three year high in June and first quarter GDP growth was revised upward to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable-goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. Retail sales fell sharply in August due to a decline in demand for cars, while August industrial output was up nominally. The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month. August data reflected a decline in new home construction as well as new home sales, although existing home sales increased during August.

The outlook for future economic growth became considerably less favorable following the devastation caused by Hurricane Katrina, with employment and output expected to take a sizable hit from the loss of economic activity in the Gulf region. As expected, initial jobless claims rose sharply in the aftermath of Katrina, while consumer confidence slid to a two year low in September 2005 as energy prices soared and the September unemployment rate increased to 5.1%. However, despite Katrina and higher energy prices, manufacturing activity picked up in September. Comparatively, business activity in the service sector dropped sharply in September. Housing starts unexpectedly surged in September, while the index of leading indicators fell in September which was largely attributed to the hurricanes in the Gulf region. Overall, the economy expanded at a 4.1% annual rate in the third quarter, the fastest pace since early 2004 with brisk spending by consumers, businesses and the government helping to sustain the stronger growth.

The economy generally showed positive growth trends at the beginning of the fourth quarter of 2005, although the housing market showed signs of cooling off as mortgage rates

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moved higher. Retail sales, excluding autos and orders for durable goods, posted strong gains in October. Other measures showing that the economy was on solid footing included a decline in the October unemployment rate to 5.0% and a 0.9% rise in the October index of leading indicators. Falling gas prices helped to lift consumer confidence in October and November. Comparatively, higher mortgage rates served to slow home construction and existing home sales in October, but new home sales unexpectedly surged in October. November unemployment data showed job growth in line with expectations and no change in the national unemployment rate of 5.0%. Other economic data for November was also generally positive, as November retail sales were up solidly from a year ago, consumer spending picked up modestly in November, new home construction rose more than expected in November and factory orders posted the biggest gain in three months in November supported by a surge in demand for commercial aircraft.

Year end economic data generally showed a slower pace of economic growth, with the U.S. economy increasing at just a 1.1% annual rate in the fourth quarter of 2005. The fourth quarter growth rate was the slowest pace in three years, as higher energy costs and rising borrowings costs hurt consumer spending. While sales of new homes climbed to an all time high in 2005, rising mortgage rates and higher home prices translated into a sharp decline in housing construction during December. Other data showed the economy on solid footing at year end, as industrial production rose for a third straight month and consumer spending was up in December but the personal-savings rate plunged to negative levels. Job growth slowed in December, following a big increase in jobs added in November, although the December unemployment rate dipped to 4.9%.

Economic data at the beginning of 2006 generally reflected a healthy economy, with retail sales surging in January and the U.S. unemployment rate dropping to 4.7%, the lowest rate in more than four years. The service sector also continued to expand in January, although at a slower pace compared to December. While rising home inventories in a number of large cities signaled a cooling market for housing, housing starts surged 14.5% in January with the help of unusually mild weather. Notwithstanding the increase in housing starts, both new and existing homes declined in January and unsold homes reached a ten year high. Other data reflected a more positive picture of the economy, which included an upward revision in fourth quarter GDP to 1.6% and healthy growth in the manufacturing and service sectors during February.

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In terms of interest rate trends over the past year, Treasury yields increased sharply at the beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest rate by another quarter-point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the 10-year Treasury falling below 4.0% in early-February. Bond yields moved higher in mid- and late-February on inflation concerns and indications of higher interest rates from the Federal Reserve. The generally strong economic data for February and signals from the Federal Reserve that it was becoming more concerned about inflation sustained the upward trend in interest rates through most of March. As expected, the Federal Reserve concluded its March meeting by raising its target rate to 2.75% from 2.5%. Treasury yields eased lower at the end of March and into early-April, as a key inflation gauge held steady in February and March job growth fell well short of expectations.

The downward trend in long-term Treasury yields generally prevailed through most of April 2005 on signs that the U.S. economy lost steam towards the end of the first quarter. A drop in consumer confidence in April and a weak first quarter GDP report fueled a decline in the 10-year Treasury yield below 4.20% at the end of April and, thus, further narrowed the gap between short- and long-term yields. The Federal Reserve raised the federal funds rate a quarter-point to 3.0% in early-May and indicated a plan of continued rate increases at a measured pace. The increase in short-term interest rates provided for further flattening of the yield curve, particularly as long-term interest rates declined in mid-May. The downward trend in long-term Treasury yields continued through early-June, reflecting increased expectations that the Federal Reserve would stop raising interest rates sooner than expected on news of weaker than expected job growth in the May employment report. The yield on the 10-year Treasury note declined to a 14-month low of 3.89% at the beginning of June. Interest rates edged higher in mid-June, as the Federal Reserve indicated that the rate increases would continue. Higher oil prices, a decline in producer prices in May, as well as indications of slower economic growth suggested by a decline

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in the index of leading indicators for May, served to ease inflation concerns and pushed the yield on the 10-year Treasury note back below 4.0% in late-June. As expected, the Federal Reserve raised its target for the federal funds rate by a quarter point to 3.25 % at its late-June meeting and indicated that it would continue with a policy of gradual rate hikes.

Economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve became flatter during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. An upbeat assessment of the economy by the Federal Reserve and growing expectations that the Federal Reserve would continue to raise rates at its mid-September meeting reversed the downward trend in long-term Treasury yields in mid-September. The Federal Reserve concluded the September meeting by raising its target interest rate another quarter point to 3.75%, concluding that Katrina’s impact on inflation was more worrisome than its effect on growth. The rate increase by the Federal Reserve combined with signs of inflation becoming more prominent pushed Treasury yields higher at the end of the third quarter.

Treasury yields generally trended higher at the beginning of the fourth quarter of 2005, as inflation worries become more prominent. The yield on the 10-year Treasury note moved above 4.5% in late-October, reflecting expectations of a continuation of rate increases by the Federal Reserve amid signs inflation could rise. Inflation fears, better than expected economic data and another rate hike by the Federal Reserve at the beginning of November pushed Treasury yields higher in early-November, as the yield on the 10-year Treasury note hit a 16-month high. At the November meeting, the Federal Reserve indicated that it would continue to raise rates until the economy showed signs of slowing down. The yield on the 10-year Treasury note ebbed below 4.5% in mid- and late-November, as inflation concerns eased following reports that showed core producer prices fell in October and October core consumer prices rose only slightly. Renewed

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inflation fears prompted by an upward revision in the third quarter growth rate for the U.S. economy pushed Treasury yields higher at the end of November and into early-December. Interest rates stabilized heading into mid-December, as a healthy increase in third quarter productivity helped to soothe inflation fears. Long-term Treasury yields declined slightly in mid-December following the Federal Reserve’s quarter point rate hike to a four and one-half year high of 4.25%, as the Federal Reserve signaled that the current cycle of rate increases may be nearing an end. The yield on the 10-year Treasury eased lower in late-December, which combined with higher short-term rates, provided for a slightly inverted yield curve at year end.

Treasury yields stabilized through most of January 2006, as the Federal Reserve indicated that it was becoming less worried about inflation and may be nearing an end to their campaign to raise rates. Uncertainty over future Federal Reserve policy with the incoming of a new Federal Reserve Chairman pushed long-term Treasury yields higher in late-January. The Federal Reserve concluded its end of January meeting by raising the target interest rate another quarter point to 4.5%, which was the 14th consecutive rate hike implemented by the Federal Reserve over the past 19 months. An expanding economy with inflation under control provided for a relatively stable interest rate environment through most of February. Consumer prices jumped 0.7% in January due to higher energy costs, but core prices rose only 0.2% which served to soothe inflation fears. Interest rates edged higher in early-March, reflecting growing expectations that foreign central banks would keep raising interest rates based on forecasts of an improving global economy. As of March 3, 2006, the constant maturity yields for U.S. government bonds with terms of one and ten years equaled 4.75% and 4.68%, respectively, versus comparable year ago yields of 3.19% and 4.39%. Exhibit II-2 provides historical interest rate trends from 1995 through March 3, 2006.

Regional Economy

The Bank’s primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, fire, insurance, and real estate, and government serving as the basis of the regional economy. Service jobs were by far the largest employment sector in all four of the primary market area counties. Jobs in the wholesale/retail trade constituted the second

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largest employment sector in Bronx, Kings, and Westchester Counties, while government jobs provided the second largest source of jobs in New York County. Similar to national trends, service jobs have accounted for most of the recent job growth in the regional economy. Table 2.2 provides an overview of employment by sector, for the primary market area counties.

Table 2.2

Primary Market Area Employment Sectors

(Percent of Labor Force)(1)

Employment Sectors	Bronx	Kings	New York	Westchester	Primary Market Average
Services	56.9%	54.0%	46.6%	47.0%	51.1%
Wholesale/Retail	13.3	14.0	8.8	13.7	12.5
Government	8.4	6.1	17.4	12.4	11.1
Fin., Ins. & Real Estate	6.9	7.8	16.4	10.7	10.4
Construction	4.5	5.2	1.4	6.0	4.3
Manufacturing	3.3	5.4	2.0	3.9	3.7
Transportation/Warehousing	N/A	4.9	N/A	2.5	1.9
Information	1.6	1.7	5.7	3.0	3.0
Other	5.1	0.9	1.7	0.8	2.0

	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and New York, are shown in Table 2.3. December 2005 unemployment rates for the primary market counties ranged from a low of 3.9% in Westchester County to a high of 7.4% in Bronx County, with all of the market area counties, except Westchester County, exceeding the comparable U.S. and New York unemployment rates. The comparatively higher unemployment rates indicated for the primary market area counties tends to be a characteristic of inner city markets in general, which tend to have higher concentrations of chronically unemployed compared to the surrounding suburban markets. Consistent with the national trend, the December 2005 unemployment rates for the state of New York and all four of the primary market area counties were lower compared to a year ago.

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Table 2.3

Unemployment Trends(1)

Region	December 2004 Unemployment	December 2005 Unemployment
United States	5.1%	4.6%
New York	5.4	5.0
Bronx County	8.1	7.4
Kings County	6.8	6.1
New York County	5.5	5.1
Westchester County	4.1	3.9

(1)	Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

The Bank’s retail deposit base is closely tied to the economic fortunes of the New York City metropolitan area and, in particular, the markets that are nearby to one of Northeast Community’s office locations. Table 2.4 displays deposit market trends from June 30, 2002 through June 30, 2005 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of New York. The data reflects New York County maintains a significant concentration of the state’s total deposits, as total bank and thrift deposits in New York County accounted for over half of the total bank and thrift deposits maintained in the state at June 30, 2005. New York County also had the strongest deposit growth during the three year period, with annual deposit growth rates for the primary market area counties ranging from 2.9% in Bronx County to 15.3% in New York County. Consistent with the state of New York, commercial banks maintained a larger market share of deposits than savings institutions in all primary market area counties. For the three year period covered in Table 2.4, savings institutions experienced a decrease in deposit market share in all of the Bank’s primary market area counties.

Northeast Community maintains its largest market share of deposits in Bronx County. The Bank’s $72.7 million of deposits at the Bronx County branch represented a 0.7% market share of thrift and bank deposits at June 30, 2005. Comparatively, the three branches in New York County had total deposits of $94.3 million at June 30, 2005, the Bank’s largest balance of deposits, which represented less than a 0.0% market share of the New York County bank and thrift deposits. As part of the New York metropolitan area, the New York County market is a highly competitive banking market where the Bank competes against significantly larger competitors as well as a number of locally-based institutions that operate primarily in the New York MSA. The Kings County branch had the highest annual deposit growth rate of 1.9% for the three year period, but only had $24.8 million in deposits and a 0.1% market share of total bank and thrift deposits maintained in Kings County. Northeast Community sold its branch in Westchester County in October 2002, with the Bank’s current balance of deposits reflected for Westchester County consisting only of escrow deposits held at the main office.

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Table 2.4

Northeast Community Bank

Deposit Summary

	As of June 30,
	2002			2005			Deposit Growth Rate 2002-2005
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches
	(Dollars in Thousands)						(%)
State of New York	$516,010,048	100.0%	4,526	$695,494,565	100.0%	4,942	10.5%
Commercial Banks	434,941,735	84.3%	3,585	604,203,504	86.9%	3,809	11.6%
Savings Institutions	81,068,313	15.7%	941	91,291,061	13.1%	1,133	4.0%

Bronx County	$9,145,401	100.0%	113	$9,955,461	100.0%	129	2.9%
Commercial Banks	6,804,773	74.4%	88	7,583,755	76.2%	95	3.7%
Savings Institutions	2,340,628	25.6%	25	2,371,706	23.8%	34	0.4%
Northeast Community	76,060	0.8%	1	72,661	0.7%	1	-1.5%

Kings County	$27,233,438	100.0%	247	$31,682,686	100.0%	275	5.2%
Commercial Banks	14,188,259	52.1%	136	19,369,582	61.1%	167	10.9%
Savings Institutions	13,045,179	47.9%	111	12,313,104	38.9%	108	-1.9%
Northeast Community	23,423	0.1%	1	24,797	0.1%	1	1.9%

New York County	$250,503,882	100.0%	469	$384,213,295	100.0%	566	15.3%
Commercial Banks	242,910,641	97.0%	400	373,643,443	97.2%	476	15.4%
Savings Institutions	7,593,241	3.0%	69	10,569,852	2.8%	90	11.7%
Northeast Community	90,207	0.0%	3	94,283	0.0%	3	1.5%

Westchester County	$22,194,661	100.0%	306	$27,771,894	100.0%	336	7.8%
Commercial Banks	19,023,430	85.7%	265	24,530,038	88.3%	288	8.8%
Savings Institutions	3,171,231	14.3%	41	3,241,856	11.7%	48	0.7%
Northeast Community(1)	22,888	0.1%	1	5,948	0.0%	—	-36.2%

(1)	Northeast Community’s Westchester County branch was sold in October 2002. The June 30, 2005 deposits reflected for Westchester County consist of escrow funds maintained at the main office.

Sources: FDIC and SNL Financial.

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Competition

As implied by the Bank’s very low market share of deposits, competition among financial institutions in the Bank’s market area is significant. Among the Bank’s competitors are much larger and more diversified institutions, which have greater resources than maintained by Northeast Community. Financial institution competitors in the Bank’s primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Northeast Community has sought to emphasize its community orientation in the markets served by its branches. Table 2.5 lists the Bank’s largest competitors in the three counties currently served by its branches, based on deposit market share as noted parenthetically. The Bank’s market share and market rank are also provided in Table 2.5.

Table 2.5

Northeast Community Bank

Market Area Deposit Competitors

Location	Name
Bronx County	JP Morgan Chase Bank NA (30.5%)
Citibank National Assn. (16.5%)
HSBC Bank USA Assn. (8.3%)
Northeast Comm. (0.7%) - Rank of 17

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Table 2.5(continued)

Northeast Community Bank

Market Area Deposit Competitors

Location	Name
Kings County	JP Morgan Chase Bank NA (19.1%)
Washington Mutual Bank (11.4%)
Citibank National Assn. (11.3%)
Northeast Comm. (0.1%) - Rank of 33

New York County	JP Morgan Chase Bank NA (38.2%)
Citibank National Assn. (26.8%)
HSBC Bank USA Assn. (8.2%)
Northeast Comm. (0.0%) - Rank of 63

Sources: SNL Financial and FDIC.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of Northeast Community’s operations, versus a group of comparable companies (the “Peer Group”), selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Northeast Community is provided by these public companies. Factors affecting the Bank’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Northeast Community and the Peer Group, will then be used as a basis for the valuation of Northeast Community’s to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 35 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of “second-step” conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Northeast Community’s valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Bank’s Peer Group is consistent with the regulatory guidelines and

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other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a “second-step” conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a “fully-converted” basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group’s reported financial data and the

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financial data of Northeast Community are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Northeast Community’s Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New York-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Northeast Community. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Bank, the first selection criteria used for the Peer Group was to select all publicly-traded MHCs located in the Mid-Atlantic region of the U.S. with assets of less than $1 billion, a seasoned trading history and a core return on average assets ratio of at least 0.25%. Seven companies qualified for the Peer Group under the first selection criteria. The second selection criteria was to select all publicly-traded MHCs located in the Northeast region of the U.S. with assets of less than $1 billion, a seasoned trading history and a core return on average assets ratio of at least 0.25%. Four companies qualified for the Peer Group under the second selection criteria. The asset sizes of the Peer Group companies ranged from $123 million to $844 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

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Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 136 companies, the universe of public MHC institutions is small, thereby potentially reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Northeast Community and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Northeast Community and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Northeast Community, we believe such companies form a good basis for the valuation of Northeast Community, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (13.65% of assets versus 11.09% for the all public average), generate slightly lower earnings on a return on average assets basis (0.65% ROAA versus 0.72% for the all public average), and generate a lower return on equity (4.72% ROE versus 7.60% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

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[Table 3.1 Appears Here]

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	All Publicly-Traded	Peer Group Reported Basis	Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)
Assets ($Mil)	2,735	520	586
Equity/Assets (%)	11.09%	13.65%	22.78
Return on Assets (%)	0.72	0.65	0.70
Return on Equity (%)	7.60	4.72	3.05

Pricing Ratios (Averages)(1)
Price/Earnings (x)	19.68x	29.00x	27.24x
Price/Book (%)	152.97%	173.66%	91.45%
Price/Assets (%)	16.88	23.23	20.82

(1)	Based on market prices as of March 3, 2006.

The following sections present a comparison of Northeast Community’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Northeast Community and the Peer Group. Northeast Community’s and the Peer Group’s ratios reflect balances as of December 31, 2005, unless otherwise indicated for the Peer Group companies. Northeast Community’s net worth base of 18.1% was above the Peer Group’s average net worth ratio of 13.7%. Accordingly, with the addition of the net stock proceeds realized from the public offering, the Bank will maintain a significantly higher equity-to-assets ratio than the Peer Group. All of the Bank’s capital consisted of tangible capital, while the Peer Group’s capital included intangibles equal to 0.5% of assets. Northeast Community’s significantly higher pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. However, at the same time, Northeast Community’s higher pro forma capitalization will likely result in a very low return on

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[Table 3.2 Appears Here]

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equity in the intermediate-term. The Bank’s regulatory capital ratios were also above the comparable Peer Group ratios.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Northeast Community and the Peer Group. The Bank’s loans-to-assets ratio of 79.9% was higher than the comparable Peer Group ratio of 61.1%. Comparatively, the Bank’s cash and investments-to-assets ratio of 16.9% was lower than the comparable ratio for the Peer Group of 33.9%. Overall, Northeast Community’s interest-earning assets amounted to 96.8% of assets, which was slightly above the comparable Peer Group ratio of 95.0%.

Northeast Community’s funding liabilities reflected a funding strategy that was fairly comparable to that of the Peer Group’s funding composition. The Bank’s deposits equaled 80.9% of assets, which was higher than the comparable Peer Group ratio of 70.8%. Borrowings accounted for a higher portion of the Peer Group’s interest-bearing funding composition, as the Bank did not have any borrowings. The Peer Group’s borrowings-to-assets ratio equaled 14.4%. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 80.9% and 85.2%, respectively, with the Bank’s lower ratio supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is stronger than the Peer Group’s ratio, based on IEA/IBL ratios of 119.7% and 111.5%, respectively. The additional capital realized from stock proceeds should serve to increase the Bank’s IEA/IBL ratio, as the interest free capital realized in Northeast Community’s stock offering is expected to be mostly deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Northeast Community’s and the Peer Group’s growth rates are based on growth for the year ended December 31, 2005 or the most recent period available for the Peer Group. Northeast Community experienced a 0.3% reduction in assets, versus asset growth of 10.8% recorded by the Peer Group. The slight decline in the Bank’s assets during 2005 was the result of a decline in cash and investments, as those funds were largely redeployed into loan growth. Asset growth for

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the Peer Group was also primarily realized through loan growth and was supplemented with modest growth of cash and investments. The Bank recorded a 13.8% increase in loans during 2005, which was not quite as strong as the Peer Group’s loan growth rate of 16.8%.

Cash and investment also funded a nominal decline in the Bank’s deposits for 2005. Comparatively, asset growth for the Peer Group was primarily funded by deposit growth of 9.7% and was supplemented with a 7.4% increase in borrowings. Capital growth rates posted by the Bank and the Peer Group equaled 4.8% and 0.4%, respectively. Factors contributing to the Bank’s higher capital growth rate included its higher return on assets, as well as retention of all of its earnings. Additionally, the Peer Group’s capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely depress the Bank’s capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended December 31, 2005, unless otherwise indicated for the Peer Group companies. Northeast Community and the Peer Group reported net income to average assets ratios of 0.83% and 0.65%, respectively. A higher level of net interest income and lower loan loss provisions accounted for the Bank’s higher return. The Peer Group’s earnings reflected comparative earnings advantages with respect to a higher level of non-interest operating income, a lower level of operating expenses and a lower effective tax rate.

A higher interest income ratio and a lower interest expense ratio both contributed to the Bank’s higher net interest income to average assets ratio. The Bank’s higher interest income ratio was realized through earning a higher yield on interest-earning assets (5.58% versus 5.17% for the Peer Group), which was supported by the Bank’s interest-earning asset composition that reflected a higher concentration of loans and a greater degree of diversification into higher yielding types of loans in comparison to the Peer Group’s interest-earning asset composition. A higher ratio of assets maintained in interest-earning assets also contributed to the Bank’s higher interest income ratio. The Bank’s lower interest expense ratio was supported by a lower cost of

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[Table 3.3 Appears Here]

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funds (1.62% versus 2.19% for the Peer Group), as well as maintenance of a lower level of interest-bearing liabilities resulting from its stronger capital position. Overall, Northeast Community and the Peer Group reported net interest income to average assets ratios of 4.08% and 3.06%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.13% and 2.75%, respectively. Consistent with the Bank’s higher operating expense ratio, Northeast Community maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.4 million for the Bank, versus a comparable measure of $4.3 million for the Peer Group. Northeast Community’s higher operating expense ratio could in part be attributed to an interest-earning asset composition that reflected a higher concentration of loans relative to the Peer Group’s ratio, which cost more to generate and service than investments. Likewise, the Bank’s funding composition that consisted of a relatively high level of transaction and savings accounts are more costly to service than time deposits and borrowings. The comparatively higher cost of conducting business in New York City was another factor that contributed to the Bank’s higher level of operating expenses. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Northeast Community’s capacity to leverage operating expenses will be significantly greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were stronger than the Peer Group’s. Expense coverage ratios posted by Northeast Community and the Peer Group equaled 1.30x and 1.11x, respectively. An expense

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coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

As noted above, sources of non-interest operating income provided a slightly larger contribution to the Peer Group’s earnings. Non-interest operating income equaled 0.71% and 0.53% of the Peer Group’s and Northeast Community’s average assets, respectively. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Northeast Community’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 67.9% was more favorable than the Peer Group’s efficiency ratio of 72.9%. The Bank’s more favorable efficiency ratio was realized through maintenance of a stronger net interest margin, which more than offset the Peer Group’s higher level of non-interest operating income and lower level of operating expenses.

Loan loss provisions had a larger impact on the Peer Group’s earnings, as no loss provisions were established by the Bank during the twelve month period. Comparatively, loss provisions established by the Peer Group equaled 0.05% of average assets. The higher level of loss provisions established by the Peer Group was consistent with the Peer Group’s less favorable credit quality with regard to non-performing loans, particularly as the Bank did not hold any non-performing loans at December 31, 2005 (see Table 3.6).

Net losses from the sale of assets were a small factor in the Bank’s and Peer Group’s earnings, as they both posted net losses equal to 0.01% of average assets. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution’s core earnings. The net loss indicated for the Peer Group included a one time expense recorded by one of the Peer Group companies pursuant to funding a charitable foundation established at the time of its minority stock offering.

Taxes had a more significant impact on the Bank’s earnings, as Northeast Community and the Peer Group posted effective tax rates of 44.12% and 28.28%, respectively. As indicated in the prospectus, the Bank’s effective marginal tax rate is equal to 44.0%.

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Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions and investment in mortgage-backed securities. In light of the significant concentration of the Bank’s assets maintained in multi-family/commercial real estate loans, the Peer Group’s composition of assets reflected a much higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Bank (54.3% of assets versus 3.4% for the Bank). The Peer Group’s higher ratio was attributable to maintaining higher concentrations of both 1-4 family loans and mortgage-backed securities compared to the Bank’s ratios. Loans serviced for others equaled 1.3% and 4.2% of the Bank’s and the Peer Group’s assets, respectively, thereby indicating a slightly greater influence of mortgage banking activities on the Peer Group’s operations. The Bank did not maintain any servicing intangible assets, while servicing intangible were only a nominal factor on the Peer Group’s balance sheet.

Diversification into higher risk types of lending was greater for Northeast Community, due to the Bank’s significant concentration of loans maintained in multi-family/commercial real estate loans. Loans secured by multi-family/commercial real estate properties comprised 79.8% of the Bank’s assets. Loan diversification for the Peer Group was also primarily concentrated in multi-family/commercial real estate loans, with such loan amounting to only 10.7% of the Peer Group’s assets. Other areas of lending diversification were more significant for the Peer Group, as the Bank’s only other area of lending diversification consisted of a nominal amount of consumer loans. Comparatively, other areas of lending diversification for the Peer Group were fairly evenly distributed between construction/land loans, commercial business loans and consumer loans. Notwithstanding the Bank’s higher ratio of loans-to-assets and high concentration of loans maintained in multi-family/commercial real estate loans, the Bank’s risk weighted assets-to-assets ratio of 55.5%, was only slightly above the comparable Peer Group ratio of 54.0%.

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[Table 3.4 Appears Here]

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Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Northeast Community’s interest rate risk characteristics were considered to be more favorable than the Peer Group’s. Most notably, Northeast Community’s higher tangible capital position and higher IEA/IBL ratio indicate a lesser dependence on the yield-cost spread to sustain the net interest margin. The Bank’s lower level of non-interest earning assets also represented an advantage with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with more significant comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Northeast Community and the Peer Group. In general, the relative fluctuations in the Bank’s and the Peer Group’s net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, Northeast Community and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Northeast Community’s assets.

Credit Risk

Overall, the credit risk associated with the Bank’s balance sheet was considered to be less than the Peer Group’s, as implied by Northeast Community’s more favorable credit quality measures for non-performing assets. As of December 31, 2005, the Bank did not hold any non-performing assets. Comparatively, as shown in Table 3.6, the Peer Group’s ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.20% of assets. Non-performing loans for the Peer Group equaled 0.19% of loans. The Peer Group’s

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[Table 3.5 Appears Here]

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[Table 3.6 Appears Here]

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loss reserves as a percent of non-performing loans equaled 337.6%. Loss reserved maintained as percent of loans were slightly higher for the Peer Group (0.75% versus 0.63% for the Bank). The Bank’s credit risk exposure was also considered to be more favorable with respect to not recording any net loan charge-offs for the twelve month period. Comparatively, net loan charge-offs recorded by the Peer Group equaled 0.06% of net loans receivable.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Northeast Community. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Northeast Community’s estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

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RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank’s operations and financial condition; (2) monitor the Bank’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Northeast Community’s value, the market value of the stocks of public MHC institutions, or Northeast Community’s value alone. To the extent a change in factors impacting

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the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Northeast Community coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:

•

Overall A/L Composition. Loans funded by retail deposits were the primary components of both Northeast Community’s and the Peer Group’s balance sheets. The Bank’s interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Bank’s asset composition provided for a higher yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio as maintained by the Peer Group. Northeast Community’s funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group’s ratios, which provided the Bank with a lower cost of funds than maintained by the Peer Group. Overall, as a percent of assets, the Bank maintained a higher level of interest-earning assets and a lower level of interest-bearing liabilities compared to the Peer Group’s ratios, which provided for a higher IEA/IBL ratio for the Bank. The infusion of stock proceeds should serve to increase the Bank’s IEA/IBL ratio and, thus, widen the comparative advantage currently maintained by Northeast Community relative to the Peer Group’s

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IEA/IBL ratio. On balance, RP Financial concluded that a moderate upward adjustment was warranted for the Bank’s balance sheet liquidity.

•	Credit Quality. Given that the Bank did not hold any non-performing loans at December 31, 2005, the Peer Group’s credit quality measures for non-performing assets and non-performing loans were not as favorable as the Bank’s measures. Loss reserves as a percent of loans were slightly higher for the Peer Group. Net loan charge-offs were slightly higher for the Peer Group, while risk weighted assets-to-assets ratios were similar for the Bank and the Peer Group. Overall, in comparison to the Peer Group, the Bank’s measures imply a lower degree of credit exposure and, thus, RP Financial concluded that a moderate upward adjustment was warranted for the Bank’s credit quality.

•	Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (33.9% of assets versus 16.9% for the Bank). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be greater than the Peer Group’s, given that the Bank did not hold any borrowings at December 31, 2005. Overall, RP Financial concluded that no adjustment was warranted for the Bank’s liquidity.

•	Funding Liabilities. The Bank’s interest-bearing funding composition reflected a higher level of deposits and a lower level of borrowings relative to the comparable Peer Group ratios, which provided the Bank with a lower of cost of funds than maintained by the Peer Group. Total interest-bearing liabilities as a percent of assets were lower for the Bank compared to the Peer Group’s ratio, which was attributable to Northeast Community’s higher capital position. Accordingly, following the stock offering, the increase in Northeast Community’s capital position should serve to further lower the Bank’s level of interest-bearing liabilities relative to the Peer Group’s. Overall, RP Financial concluded that a moderate upward adjustment was warranted for Northeast Community’s funding composition.

•	Capital. The Bank operates with a higher pre-offering capital ratio than the Peer Group, based on equity-to-assets ratios of 18.1% and 13.7% for the Bank and the Peer Group, respectively. Accordingly, following the minority stock offering, Northeast Community’s pro forma capital position will be well above the Peer Group’s equity-to-assets ratio. The Bank’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Bank’s pro forma capital position.

On balance, Northeast Community’s balance sheet strength was considered to be more favorable than Peer Group’s, as implied by the Bank’s more favorable overall asset/liability

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composition, credit quality, funding composition and capital strength. Our evaluation of the Bank’s financial condition also took into consideration the potential increase in capital that would be realized if the Bank is successful in selling the land and development rights for the Manhattan branch located on First Avenue. The consideration given the sale of the Manhattan property is somewhat tempered by the uncertainty of if or when the sale would be consummated and what the ultimate purchase price would be. Accordingly, we concluded that a moderate upward valuation adjustment was warranted for the Bank’s financial strength.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Bank’s reported earnings were higher than the Peer Group’s on a ROAA basis (0.83% of average assets versus 0.65% for the Peer Group). The Bank maintained a higher net interest margin and lower loss provision than the Peer Group, which was partially offset by the Peer Group’s lower level of operating expenses, higher level of non-interest operating income and lower effective tax rate. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Bank’s reported earnings were considered to be stronger than the Peer Group’s earnings and, thus, RP Financial concluded that a slight upward adjustment was appropriate for the Bank’s reported earnings.

•

Core Earnings. Both the Bank’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a higher net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. The Bank’s higher ratios for net interest income and operating expenses translated into a higher expense coverage ratio compared to the Peer Group’s ratio (1.30x versus 1.11x for the Peer Group). Similarly, the Bank’s efficiency ratio of 67.9% was slightly more favorable than the Peer Group’s efficiency ratio of 72.9%, as the Bank’s higher net interest margin more than offset the Peer Group’s more favorable ratios for operating expenses and non-interest operating income. Loss provisions had a slightly larger impact on the Peer Group’s earnings, while the Bank had a higher effective tax rate than

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indicated for the Peer Group. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will somewhat be negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Bank’s core earnings are stronger than the Peer Group’s core earnings. Therefore, RP Financial concluded that a slight upward adjustment was warranted for the Bank’s core earnings.

•	Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated the degree of volatility associated with the Bank’s and the Peer Group’s net interest margins were comparable. Other measures of interest rate risk, such as capital, IEA/IBL and non-interest earnings assets ratios, were more favorable for the Bank, thereby indicating that the Bank maintained a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Bank’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, provide the Bank with more significant comparative advantages relative to the Peer Group’s balance sheet ratios. Accordingly, RP Financial concluded that a slight upward adjustment was warranted for the Bank’s interest rate risk.

•	Credit Risk. Loan loss provisions were a larger factor in the Peer Group’s earnings, as no loss provisions were established by the Bank for the twelve months ended December 31, 2005. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Bank and the Bank maintained a higher concentration of assets in loans. The Bank’s and the Peer Group’s credit quality measures indicated that the Bank maintained a lower level of non-performing assets and a lower level of loss reserves as a percent of loans. Overall, RP Financial concluded that a moderate upward adjustment was warranted for this factor.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank’s historical growth was not as strong as the Group’s, as the Peer Group’s stronger loan growth supported a higher asset growth rate. Second, the infusion of stock proceeds will increase the Bank’s earnings growth potential with respect to leverage capacity. Third, opportunities to increase earnings through loan and deposit growth are considered to be comparable for the Bank and the Peer Group, as the more densely populated market served by the Bank is viewed as being somewhat negated by the higher degree of competition that the Bank faces as the result of operating in a large urban market. Lastly, the Peer Group’s slightly higher level of non-interest operating income implies greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, a slight upward adjustment was warranted for the Bank’s earnings growth potential.

•	Return on Equity. Currently, the Bank’s ROE approximates the Peer Group’s ROE, which was realized through earning a higher return on assets with a higher

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level of capital than maintained by the Peer Group. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Bank’s return on equity will initially be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by Northeast Community’s lower ROE, we concluded that a slight downward adjustment was warranted for the Bank’s ROE.

Overall, the downward adjustment applied for the Bank’s return on equity was more than offset by the upward earnings adjustments applied for the Bank’s reported earnings, core earnings, credit risk, interest rate risk and earnings growth potential. Our evaluation of the Bank’s earnings also took into consideration the potential increase in earnings that could be realized through redeployment of after-tax funds realized from the sale of the Manhattan branch property into interest-earning assets. The consideration given the sale is somewhat tempered by the uncertainty of if or when the sale would be consummated and what the ultimate purchase price would be. Accordingly, on balance, we believe a moderate upward valuation adjustment was warranted for profitability, growth and viability of earnings.

3.	Asset Growth

The Peer Group recorded stronger asset growth than the Bank, as the Bank experienced a nominal decline in assets that resulted from a decline in cash and investments in which most of those funds were redeployed into loan growth. Comparatively, the Peer Group recorded a 10.8% increase in assets, which was largely achieved through loan growth and supplemented with a slight increase in cash investments. Loan growth was slightly stronger for the Peer Group (16.8% versus 13.8% loan growth for the Bank), with the Bank’s lower growth rate resulting from its higher loans-to-assets ratio. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will be well above the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. On balance, we concluded that a slight upward adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market

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served. Overall, the New York metropolitan area is considered to account for the major portion of the Bank’s deposit and lending activities, although the Bank’s lending activities expand along the Northeast Corridor. Operating in a densely populated market area provides the Bank with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Bank competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Northeast Community. The competitiveness of the New York City market area is highlighted by the Bank’s nominal deposit market share.

The Peer Group companies operate in less densely populated markets with lower per capita income than New York City, but, in general, population growth rates for the markets served by the Peer Group companies were comparable to New York City’s population growth rate and the Peer Group companies operate in markets with a lower cost of living than New York City. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Bank’s market share of deposits in New York City. Overall, the degree of competition faced by the Peer Group companies was viewed as significantly less than faced by the Bank in New York City, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the Bank’s primary market area. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2005 unemployment rates for the majority of the markets served by the Peer Group companies were generally in the range of the December 2005 unemployment rates indicated for Westchester County (3.9%) and New York County (5.1%). On balance, we concluded that no adjustment was appropriate for the Bank’s market area.

Table 4.1

Market Area Unemployment Rates

Northeast Community Bank and the Peer Group Companies(1)

	County	December 2005 Unemployment
Northeast Community Bank - NY	New York	5.1%
	Westchester	3.9

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Table 4.1(continued)

Market Area Unemployment Rates

Northeast Community Bank and the Peer Group Companies(1)

The Peer Group
Abington Community MHC – PA	Montgomery	3.3
Alliance Bank MHC – PA	Delaware	3.9%
Clifton Savings MHC – NJ	Passaic	5.4
Gouverneur Bancorp MHC – NY	St. Lawrence	5.8
Greene County Bancorp MHC – NY	Greene	4.9
Naugatuck Valley Financial MHC – CT	New Haven	4.7
Ocean Shore Holding MHC – NJ	Cape May	8.4
Oneida Financial MHC – NY	Madison	5.1
PSB Holdings, Inc. MHC – CT	Windham	5.0
SI Financial Group MHC – CT	Windham	5.0
Westfield Financial MHC – MA	Hampden	5.5

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Ten out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.10% to 4.09%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.03% as of March 3, 2006. As of March 3, 2006, approximately 88% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.21%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

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Our valuation adjustment for dividends for Northeast Community also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders’ ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation pursuant to the dividend waiver policy). Accordingly, we believe that to the extent Northeast Community’s pro forma market value would be influenced by the OTS’ dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and the remaining two companies trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $11.2 million to $136.7 million as of March 3, 2006, with average and median market values of $54.6 million and $36.4 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 13.2 million, with average and median shares outstanding of 4.3 million and 3.4 million, respectively. The Bank’s minority stock offering is expected to have a pro forma market value and public shares outstanding that will be similar to the averages and medians indicated for the Peer Group. Like the majority of the Peer Group companies, the Bank’s stock will be quoted

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on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Bank’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Despite surging oil prices, the Dow Jones Industrial Average (“DJIA”) moved back into positive territory for the year in early-March 2005. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in

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2004, General Motors’ warning that earnings would be significantly below an earlier forecast and record high oil prices. Increased expectations of higher interest rates further depressed stocks in late-March, as the Federal Reserve surprised investors by signaling for the first time in more than four years that it was concerned with inflation. As expected, the Federal Reserve concluded its March meeting by raising its target for the federal funds rate to 2.75% from 2.5%. After the DJIA dropped to a two-month low, a decline in oil prices helped lift the DJIA to its biggest one-day gain for the year at the end of March 2005. However, the first quarter of 2005 still showed a decline in the DJIA for the third year in a row.

Weaker-than-expected job growth reflected in the March 2005 employment data pushed stocks lower at the start of the second quarter. Following a brief rally in early-April, the broader stock market moved to a five-month low in mid-April. The sell-off was based on concerns of a slowing U.S. economy, higher inflation and rising oil prices. Comparatively, economic data which showed a decline in initial jobless claims, a pick-up in Mid-Atlantic manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports fueled a sharp rise in the stock market heading into late-April. A stronger-than-expected employment report for April, optimism about interest rates and a big planned purchase of General Motors shares helped to lift stocks in early-May. Gains in the broader stock market generally continued through the balance of May, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three-month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve’s plans for raising interest rates further.

The broader stock market rebounded at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would

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reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the DJIA posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department’s decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001.

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Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. As an indication of the general trends in the nation’s stock markets over the past year, as of March 3, 2006, the DJIA closed at 11021.59 an increase of 0.7% from one year ago and an increase of 2.8% year-to-date, and the NASDAQ closed at 2302.60 an increase of 11.2% from one year ago and an increase of 4.4% year-to-date. The Standard & Poors 500 Index closed at 1287.23 on March 3, 2006, an increase of 5.3% from one year ago and an increase of 3.1% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated and declined in conjunction with the broader market. Thrift stocks followed the broader market higher in early-March 2005, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and signals from the Federal Reserve that it was becoming more concerned about inflation. Thrift stocks participated in the broader market rally at the close of the first quarter, with the SNL Thrift Index posting a one-day gain of 1.3% compared to 1.1% gain for the DJIA.

Thrift issues started the second quarter of 2005 trading in a narrow range and then followed the broader market lower in mid-April, reflecting concerns that first quarter earnings in the thrift sector would show the negative effects of net interest margin compression resulting from the flattening of the yield curve. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April. Thrift stocks continued to show strength at the beginning of May, as long-term Treasury yields headed

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higher on news that the U.S. Treasury Department was considering bringing back the 30-year Treasury bond. Surprisingly strong job growth cooled off the thrift rally at the end of the first week of May. Thrift stocks rebounded in mid-May on strength in the broader market and a smaller than expected increase in the April consumer price index, which served to ease inflation concerns. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May.

A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices.

Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

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Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. On March 3, 2006, the SNL Index for all publicly-traded thrifts closed at 1,636.2, an increase of 2.9% from one year ago and an increase of 1.2% year-to-date. The SNL MHC Index closed at 3,016.0 on March 3, 2006, an increase of 3.8% from one year ago and an increase of 3.6% year-to-date.

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B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

After experiencing a softer market in the first quarter of 2005, particularly with respect to mutual holding company offerings where a number of new issues traded below their IPO prices, speculative interest in converting thrifts lessened and the new issue market for converting issues showed signs of stabilizing during the second half of 2005 and into the beginning of 2006. As shown in Table 4.2, one second-step conversion and two mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. One of the MHC offerings was closed at the top of its super range and the other MHC offering was closed at the minimum of its valuation range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 75.0%. On average, the prices of the recent MHC offerings reflected price appreciation of 4.0% and 3.0% after the first week and first month of trading, respectively.

Shown in Table 4.3 are the current pricing ratios for NEBS Bancshares, which is the only company that completed a fully-converted offering during the past three months. NEBS

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[Table 4.2 Appears Here]

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[Table 4.3 Appears Here]

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Bancshares’ offering was a second-step conversion, which tend to be priced higher on a P/TB basis than a standard conversion. The current P/TB ratio of NEBS Bancshares equaled 107.1%. NEBS Bancshares’ closing stock price on March 3, 2006 was 8.0% above its IPO price.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Northeast Community’s stock price of recently completed and pending acquisitions of other savings institutions operating in New York. As shown in Exhibit IV-4, there were ten New York thrift acquisitions completed from the beginning of 2002 through year-to-date 2005, and there are currently four acquisitions pending for New York savings institutions. To the extent that speculation of a re-mutualization may impact the Bank’s valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Northeast Community’s trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

Northeast Community’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of Northeast Community’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.

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Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, Northeast Community will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. The one difference noted between Northeast Community and two of the Peer Group companies that operate under FDIC guidelines in the area of policy regarding dividend waivers (see the discussion above for “Dividends”). Since this factor was already accounted for in the “Dividends” section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Upward
Profitability, Growth and Viability of Earnings	Moderate Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

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Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Northeast Community as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community’s evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net

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proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the eleven public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Northeast Community’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Northeast Community’s prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Northeast Community’s prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank’s full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 2.0% of gross proceeds, the ESOP was assumed to equal 8.0% of the offering, the MRP was assumed to equal 4.0% of the offering and the stock option plan was assumed to equal 10.0% of the offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

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[Table 4.4 Appears Here]

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RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above which included the potential gain that may be realized from the sale of Manhattan branch property, RP Financial concluded that as of March 3, 2006, the pro forma market value of Northeast Community’s full conversion offering equaled $100,000,000 at the midpoint, equal to 10,000,000 shares at $10.00 per share.

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1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $1.990 million for the twelve months ended December 31, 2005. In deriving Northeast Community’s core earnings, the only adjustment made to reported earnings was to eliminate net losses from disposal off fixed assets, which equaled $19,000 for the twelve months ended December 31, 2005. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 44.0% for the losses on fixed assets, the Bank’s core earnings were determined to equal $2.001 million for the twelve months ended December 31, 2005. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income	$1,990
Add back: Loss on fixed assets(1)	11

Core earnings estimate	$2,001

(1)	Tax effected at 44.0%.

Based on Northeast Community’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples (fully-converted basis) at the $100.0 million midpoint value equaled 36.23 times and 36.09 times, respectively, which provided for premiums of 33.0% and 28.5% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 27.24 times and 28.09 times, respectively (see Table 4.5). At the top of the superrange, the Bank’s reported and core P/E multiples equaled 43.96 times and 43.80 times, respectively. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the superrange reflected premiums of 61.4% and 55.9%, respectively.

On an MHC reported basis, the Bank’s reported and core P/E multiples at the midpoint value of $100.0 million equaled 44.51 times and 44.30 times, respectively. The Bank’s reported

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[Table 4.5 Appears Here]

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and core P/E multiples provided for premiums of 53.5% and 43.5% relative to the Peer Group’s average reported and core P/E multiples of 29.00 times and 30.87 times, respectively. The Bank’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.6, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio (fully-converted basis), to Northeast Community’s pro forma book value (fully-converted basis). Based on the $100.0 million midpoint valuation, Northeast Community’s pro forma P/B and P/TB ratios both equaled 77.45%. In comparison to the average P/B and P/TB ratios for the Peer Group of 91.45% and 93.78%, the Bank’s ratios reflected a discount of 15.3% on a P/B basis and a discount of 17.4% on a P/TB basis. At the top of the superrange, the Bank’s P/B and P/TB ratios on a fully-converted basis both equaled 84.31%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the superrange reflected discounts of 7.8% and 10.1%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Bank’s resulting P/E multiples and very high equity-to-assets ratio that results in a very low return on equity.

On an MHC reported basis, the Bank’s P/B and P/TB ratios at the $100.0 million midpoint value both equaled 124.53%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 173.66% and 181.40%, respectively, Northeast Community’s ratios were discounted by 28.3% on a P/B basis and 31.4% on a P/TB basis.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Northeast Community’s full conversion value equaled 30.79% of pro forma assets. Comparatively, the Peer Group

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[Table 4.6 Appears Here]

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companies exhibited an average P/A ratio (fully-converted basis) of 20.83%, which implies a premium of 47.9% has been applied to the Bank’s pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, Northeast Community’s pro forma P/A ratio at the $100.0 million midpoint value equaled 36.23%. In comparison to the Peer Group’s average P/A ratio of 23.23%, Northeast Community’s P/A ratio indicated a premium of 57.0%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two recently completed MHC offerings closed at an average price/tangible book ratio of 75.0% (fully-converted basis) and, on average, appreciated 4.0% and 3.0% after one week and one month of trading, respectively. In comparison, the Bank’s P/TB ratio of 77.5% at the midpoint value reflected an implied premium of 3.3% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the superrange, the Bank’s P/TB ratio of 84.3% reflected an implied premium of 12.4% relative to the average closing P/TB ratio of the recent MHC offerings. The current fully-converted P/TB ratio of Magyar Bancorp, which is the one recent MHC offering that is traded on NASDAQ, equaled 82.9% based on closing market prices as of March 3, 2006. In comparison to the current P/TB ratio of Magyar Bancorp, the Bank’s P/TB ratio at the midpoint value reflects an implied discount of 6.6% and at the top of the superrange reflects an implied premium of 1.7%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 3, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $100,000,000 at the midpoint, equal to 10,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $85,000,000 and a maximum value of $115,000,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 at the minimum and 11,500,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $132,250,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $38,250,000 at the minimum, $45,000,000 at the midpoint, $51,750,000 at the maximum and $59,512,500 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.6 and are detailed in Exhibits IV-10 and IV-11.